Exhibit 99.1

Dear Shareholders,

We hereby inform you that, at the request of a shareholder, a general meeting of shareholders (the “General Meeting”) of Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”) will be held on Monday, January 22, 2024 at 3:00 p.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.

Enclosed with this mailing are the convening notice to the General Meeting as well as a proxy card relating thereto.

Sincerely,

Mr. Ruben Minski	Mr. Patricio Vargas
Chairman of the Board of Directors	Chief Financial Officer

January 5, 2024

Procaps Group, S.A.

société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 253360

(the “Company”)

CONVENING NOTICE TO THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 22, 2024 AT THE OFFICES OF ARENDT & MEDERNACH SA, 41A, AVENUE J.F. KENNEDY, L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Dear Shareholders,

The board of directors of the Company (the “Board of Directors” and each a “Director”) hereby invites you to attend the general meeting of shareholders of the Company (the “General Meeting”) to be held on Monday, January 22, 2024 at 3:00 p.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.

I.	AGENDA OF THE GENERAL MEETING

The agenda of the General Meeting is as follows:

1.	Revocation with effect as of the date of the General Meeting of all the members of the Board of Directors.

2.	Appointment with effect as of the date of the General Meeting of seven new members of the Board of Directors.

(As per the requests of certain shareholders of the Company which are parties to that certain nomination agreement entered into on September 29, 2021, by and among the Company, Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Hoche Partners Pharma Holding S.A., the Sognatore Trust, the Simphony Trust and the Deseja Trust (the “Nomination Agreement”) and which are entitled to propose for appointment one or multiple director(s) of the Company in accordance with the terms and conditions of the Nomination Agreement, such shareholders are proposing for appointment the same members as the current board members in relation to item 2 on the agenda.)

II.	AVAILABILITY OF THE DOCUMENTATION, ATTENDANCE AND VOTING PROCEDURE

A.	Quorum and majority requirements

Each of the items to be voted on at the General Meeting would be adopted at a simple majority of votes validly cast that would vote in favour, regardless of the portion of the issued share capital of the Company represented at the General Meeting.

B.	Requirements for participating in the General Meeting and exercising voting rights

The rights of any registered shareholder and of any holder of the Company’s shares traded on the Nasdaq Stock Market in the US under the ticker symbol “PROC” held in the name of Cede & Co. on behalf of the Depository Trust and Clearing Corporation (“DTCC”) to participate in the General Meeting shall be determined with respect to the shares of the Company held by that holder on January 5, 2024, at 24:00 (midnight) Luxembourg time (the “Record Date”).

C.	Procedures for attending the General Meeting, voting by proxy, voting instruction and/or submitting votes

(a)	Submitting votes as a street name holder

Without prejudice to the possibility to attend the General Meeting in person (cf. point II. C. (c) below), holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to vote at the General Meeting should request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion.

To vote in the General Meeting, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention in writing by mail or by e-mail via their custodian to the Company’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“CST”) (the details of which are included in section II. E. 7.2 of this convening notice) at the latest on January 19, 2024 at 4:00 p.m. Luxembourg time (cut-off date/time) (the “Cut-Off Date/Time”).

Holders of shares held through a brokerage account, should contact their broker to receive information on how to vote their shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

Votes must be received by CST (the details of which are included in section II. E. 7.2 of this convening notice), in writing by mail or by e-mail, no later than the Cut-Off Date/Time to be considered validly submitted.

(b)	Submitting votes as a registered shareholder

Without prejudice to the possibility to attend the General Meeting in person (cf. point II. C. (c) below), holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who wish to participate and exercise their voting rights at the General Meeting can exercise their voting rights in one of the following manners:

●	Voting by Internet

Registered shareholders with shares registered directly in their names with CST will also be able to vote by Internet. If your shares are held in an account at a brokerage firm or bank participating in this program or registered directly in your name with CST you may vote those shares by accessing the Internet website address specified on your form of Proxy Card (as defined hereinafter) instead of completing and signing the Proxy Card itself. Submitting an Internet proxy will not affect your right to vote at the General Meeting should you decide to attend the General Meeting. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The deadline to vote by Internet is the Cut-Off Date/Time.

●	Proxy voting representative appointed by the Company

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the General Meeting in person may appoint in a proxy card (a template form of which can be downloaded from the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents) (the “Proxy Card”) the Chairman of the General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A, as proxy voting representative appointed by the Company, each with full power of substitution, to participate in and vote at the General Meeting on their behalf. The proxy voting representative will be bound by the respective instructions of the shareholder provided in the Proxy Card prior to the General Meeting.

●	Proxy voting representative appointed by the shareholder

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the General Meeting in person may also appoint in the Proxy Card another natural or legal person who needs not to be a shareholder itself to attend and vote at the General Meeting on their behalf.

The proxyholder will have to identify himself on the date of the General Meeting by presenting a non-expired identity card or passport. Persons designated as a proxy must also bring the underlying, duly executed, Proxy Card to the General Meeting.

In case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to physically attend the General Meeting and vote at the General Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the General Meeting by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. E. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. E. 7.2 of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the General Meeting.

For the General Meeting to proceed in a timely and orderly manner, proxyholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the General Meeting.

Proxy Cards must be received by CST no later than the Cut-Off Date/Time by way of one of the matters set forth in the Proxy Card to be considered validly submitted. Proxy Cards received after the Cut-Off Date/Time will not be considered validly received.

(c)	Attending the General Meeting in person

Notwithstanding points II. C. (a) and II. C. (b) above, all shareholders wishing to participate and vote in person in the General Meeting shall notify the Company (the details of which are included in section II. E. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. E. 7.2 of this convening notice), thereof at the latest at the Cut-Off Date/Time, in writing by mail or by e-mail. Shareholders who have not registered by the Cut-Off Date/Time are not entitled to attend the General Meeting in person.

In the case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the General Meeting in person and vote at the General Meeting on behalf of such entity must present evidence of their authority to attend and vote at the General Meeting, by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. E. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. E. 7.2 of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the General Meeting.

Any shareholder participating in the General Meeting in person shall carry proof of identity (in the form of a non-expired identity card or passport) at the General Meeting.

For the General Meeting to proceed in a timely and orderly manner, shareholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the General Meeting.

Additional specific requirements for street name holders wishing to attend the General Meeting in person:

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to participate and vote directly at the General Meeting must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Such legal proxy must be filed no later than the Cut-Off Date by mail or by e-mail with the Company (the details of which are included in section II. E. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. E. 7.2 of this convening notice). Such legal proxy must also be presented at the General Meeting. Beneficial owners who do not have a legal proxy are not eligible to vote.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) should also request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion. To participate and vote in the General Meeting, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention via their custodian bank in writing by mail or by e-mail to CST (the details of which are included in section II. E. 7.2 of this convening notice), at the latest on the Cut-Off Date/Time. Such certificate of share ownership must also be presented at the General Meeting.

D.	Additional important information for shareholders

(a)	Transfer of shares after the Record Date

Shareholders are hereby informed that the participation in and the exercise of voting rights at the General Meeting is exclusively reserved to such persons that were holders of ordinary shares of the Company on the Record Date and who have adhered to the voting instruction set out in this convening notice. Any transferee having become a shareholder of the Company between the Record Date and the date of the General Meeting cannot attend or vote at the General Meeting.

(b)	Data protection

The Company, as data controller, undertakes to collect, store and process any personal data in accordance with (i) the provisions of any data protection law applicable in Luxembourg and the EU Regulation n°2016/679 of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and (ii) the privacy notice available on the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents).

E.	Contact details

7.1	The contact details of the Company are as follows:

Procaps Group, S.A.

9, rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 253360

Attention: Melissa Angelini

Email : ir@procapsgroup.com

7.2	The contact details of CST are as follows:

Continental Stock Transfer

1 State Street - SC-1

New York, NY 10004-1561

Attn: Proxy Services

Phone number: +1 917-262-2373

Email: proxy@continentalstock.com

January 5, 2024

Mr. Ruben Minski	Mr. Patricio Vargas
Chairman of the Board of Directors	Chief Financial Officer